Exhibit 11

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Computation of Earnings Per Share

In thousands, except per-share amounts                   Three Months Ended June 30,     Six Months Ended June 30,
                                                              2001        2000                2001        2000
BASIC:
Net income applicable to common stockholders (1) (2) ...    $ 62,768    $ 48,280            $104,314    $ 98,238
                                                            ========    ========            ========    ========

Weighted average number of common shares outstanding ...      62,788      58,838              62,547      58,400
Assumed conversion of convertible preferred stock ......      34,845      29,164              34,570      29,164
                                                            --------    --------             -------    --------
                                                              97,633      88,002              97,117      87,564
                                                            ========    ========            ========    ========


Net income per share ...................................    $   0.64    $   0.55            $   1.07    $   1.12


DILUTED:

Net income applicable to common stockholders (2) .......    $ 62,768    $ 48,280            $104,314    $ 98,238
                                                            ========    ========            ========    ========



Weighted average number of common shares outstanding ...      62,788      58,838              62,547      58,400
Net effect of assumed exercise of stock options based on
     treasury stock method using average market price ..       2,208       3,566               1,938       3,554
Assumed conversion of convertible preferred stock ......      34,845      29,164              34,570      29,164
                                                            --------    --------            --------    --------
                                                              99,841      91,568              99,055      91,118
                                                            ========    ========            ========    ========

Net income per share ...................................    $   0.63    $   0.53            $   1.05    $   1.08

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(1)  In accordance with an announcement of the Financial Accounting Standards
     Board's Staff at the Emerging Issues Task Force meeting in April, 2001, codified as EITF Topic No. D-95 ("Topic D-95"), the Company revised its computation of basic earnings per common share (EPS). As required by Topic D-95, the dilutive effect of the Company's Series C Convertible
     Preferred Stock is now included in the computation of basic EPS, utilizing the if-converted method. The Series C Convertible Preferred Stock participates in dividends on an as-converted basis with the Company's common stock. For all periods presented, there is no impact to diluted earnings per share. The Company restated the EPS amounts for the three- and six-month periods ended June 30, 2000 to be consistent with the revised methodology. Before the impact of Topic D-95, basic earnings per common share would have been $0.86, $0.69, $1.40 and $1.42 for the three- and six-month periods ended June 30, 2001 and 2000, respectively.

(2) For the three- and six-month periods ended June 30, 2001 and 2000, basic and diluted earnings per share are calculated by adding back the Series C convertible preferred dividend of $8.6 million, $7.8 million, $17.0 million and $15.4 million, respectively. In determining the number of dilutive shares outstanding, the Series C convertible preferred stock is assumed to have been converted into 34.8 million, 29.2 million, 34.6 million and 29.2 million shares, respectively, at the beginning of the period.